United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 22 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC - RESULTS OF 2017 ANNUAL GENERAL MEETING

Coca-Cola European Partners plc announces that a poll was taken on each of the resolutions proposed at the Annual General Meeting of Coca-Cola European Partners plc (the “Company”) held on 22 June 2017 and all resolutions were duly passed. The results of the poll were:

Resolutions	For	%	Against	%	Withheld
Receipt of the Report and Accounts	435,735,434	99.99%	23,246	0.01%	67,812
Approval of the Directors’ Remuneration Report	435,332,231	99.90%	443,773	0.10%	50,488
Approval of the Remuneration Policy	404,848,554	90.27%	43,659,911	9.73%	152,723
Election of José Ignacio Comenge Sánchez-Real as a director of the Company	432,063,326	99.15%	3,714,045	0.85%	49,121
Election of J Alexander M Douglas Jr as a director of the Company	432,113,945	99.16%	3,674,925	0.84%	37,622
Election of Francisco Ruiz de la Torre Esporrín as a director of the Company	432,091,820	99.15%	3,686,003	0.85%	48,669
Election of Irial Finan as a director of the Company	424,636,912	97.45%	11,105,627	2.55%	83,953
Election of Damian Gammell as a director of the Company	432,634,364	99.28%	3,152,714	0.72%	39,414
Election of Alfonso Líbano Daurella as a director of the Company	432,100,300	99.16%	3,676,417	0.84%	49,775
Election of Mario Rotllant Solá as a director of the Company	427,349,464	98.07%	8,421,138	1.93%	55,890
Reappointment of the Auditor	448,239,937	99.92%	381,248	0.08%	40,003
Remuneration of the Auditor	448,505,628	99.98%	82,442	0.02%	73,118
Political Donations	435,318,451	99.88%	419,094	0.12%	88,947
Authority to allot new shares	400,773,375	92.16%	34,126,062	7.84%	927,055
Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code	206,333,661	77.06%	61,414,195	22.94%	168,078,636
Authority to disapply pre-emption rights*	427,200,019	98.02%	8,495,785	1.98%	130,688
Authority to purchase own shares on market*	434,516,714	99.90%	441,930	0.10%	867,848
Notice period for general meetings other than annual general meetings*	426,813,013	97.95%	8,947,732	2.05%	65,747

* Indicates Special Resolutions requiring at least three quarters of votes to be cast in favour to pass.

As at 2.00pm on Tuesday, 20 June 2017, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 484,266,927 ordinary shares in issue. A vote withheld is not a vote in law and, therefore, is not counted in the calculation of the proportion of votes for and against a resolution.

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The Company notes that resolution 15 (approving the terms of the waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (the “Waiver”), received a vote of 77.06 per cent in favour. Resolution 15 was an ordinary resolution voted on by shareholders other than Olive, which was not entitled to cast a vote on that resolution. The Company will continue a dialogue with shareholders and advisory services around the rationale for seeking the Waiver with a view to addressing any related concerns.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com⁄nsm.do

CONTACTS:

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Thor Erickson	Ros Hunt
T +44 (0)20 7355 8406	T +1.678.260.3110	T +44 (0)7528 251 022

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Europe, selling, making and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Legal Entity Identifier Code: 549300LTH67W4GWMRF57

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IGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: June 22, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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